EXHIBIT 23.2

            CONSENT OF INDEPENDENT REGISTERERD PUBLIC ACCOUNTING FIRM




Board of Directors
Carolina National Corporation


         We consent to the inclusion of our Report dated February 18, 2005, except for Note 22 as to which the date is September 26, 2005, relating to the consolidated balance sheets of Carolina National Corporation at December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive loss, and cash flows for each of the years ended December 31, 2004 and 2003, and to the reference to our firm under the heading "Accounting Matters" in this Form SB-2 filing by Carolina National Corporation in connection with the registration of an offering of Carolina National Corporation common stock.


s/Elliott Davis, LLC
Columbia, South Carolina
December 14, 2005